Exhibit 12.1

Computation of

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2005	2004	2003	2002	2001
Loss before income taxes, extraordinary loss and cumulative effect of adoption of and changes in accounting principles	$(23,445)	$(44,158)	$(37,446)	$(95,890)	$(105,062)
Equity in net losses of equity method investees	—	—	1,933	3,405	1,962

Loss before equity in net losses of equity method investees, income taxes, extraordinary loss and cumulative effect of adoption of and changes in accounting principles	(23,445)	(44,158)	(35,513)	(92,485)	(103,100)

Plus fixed charges:
Interest expense	4,623	6,103	6,945	7,254	17,966
Amortization of costs related to indebtedness	5,521	6,792	1,171	1,095	2,647
Estimated interest factor in rent expense (1)	391	455	443	576	734

Total Fixed Charges	10,535	13,350	8,559	8,925	21,347

Adjusted loss	(12,910)	(30,808)	(26,954)	(83,560)	(81,753)
Fixed charges	10,535	13,350	8,559	8,925	21,347
Deficiency in earnings to cover fixed charges	$(23,445)	$(44,158)	$(35,513)	$(92,485)	$(103,100)

Ratio of earnings to fixed charges	*	*	*	*	*

*	Calculation not meaningful as ratio is less then 1.
(1)	The interest factor in rent expense is estimated as one-third of rental expense.